

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2011

Via E-mail
Jeffrey B. Swartz, CEO
The Timberland Company
200 Domain Drive
Stratham, New Hampshire 03885

> **Re:** **The Timberland Company**
> **Schedule 14C**
> **Filed July 18, 2011**
> **File No. 001-09548**

Dear Mr. Swartz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Background of the Merger, page 17

1. Please revise to provide additional detail on the issues with the company's licensing agreements that concerned VF and how such issues were resolved during the negotiations.

2. We note the reference in the last full paragraph on page 26 to Goldman Sachs reviewing potential alternative bidders and their ability to finance an acquisition of Timberland at a price equal or superior to VF's price. Please revise to provide the conclusions drawn from this review.

Opinion of Goldman Sachs, page 30

3. Please revise to ensure that each report describes the purpose of each analysis and why particular measures, multiples and ratios were chosen for analysis.

Illustrative Present Value of Future Share Price Analysis, page 34

4. Please revise to provide additional detail on the "certain financial metrics" used in the capital asset pricing model.

Illustrative Discounted Cash Flow Analysis, page 35

5. Please revise to provide additional detail on how you calculated "unlevered free cash flows."

Selected Transaction Analysis, page 35

6. Please revise to clarify how you determined the transactions to include in this analysis, if any transactions that met the selection criteria were excluded and, if so, the reasons for their exclusion.

Premia paid Analysis, page 36

7. Please revise to identify the companies or transactions that met your selection criteria for the premia paid analysis. You may provide such list of companies in a schedule so long as such schedule will be provided to shareholders as part of the information statement and an appropriate cross-reference is included here.

The Merger Agreement, page 49

8. Please revise to delete the statement that "[t]his summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you."

Appendix A

9. Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director